August 7, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Craig D. Wilson

  Eiko Yaoita Pyles

Re: Letter to LogMeIn, Inc., dated August 6, 2015

Ladies and Gentlemen:

As discussed on August 6, 2015, LogMeIn, Inc. (“LogMeIn”) hereby respectfully requests to extend the response deadline by an additional ten business days to September 3, 2015, in order to provide sufficient time to coordinate and prepare its response to the comment letter sent to LogMeIn by the Securities and Exchange Commission on August 6, 2015 in respect of LogMeIn’s Form 10-K for the year ended December 31, 2014.

Sincerely,

/s/ Michael J. Donahue
Michael J. Donahue
Senior Vice President and General Counsel

LogMeIn, Inc., 320 Summer Street - Boston, MA  02210

Phone (800) 993-1790    Fax (781) 998-7792    www.LogMeIn.com